Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 5, 2004

TECHNIP

(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                                                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____________

SIGNATURES
TECHNIP ANNOUNCES EURO BOND OFFERING

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: May 5, 2004

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, May 5, 2004

TECHNIP ANNOUNCES EURO BOND OFFERING

Technip announces its intention to issue a Euro bond with a value of at least € 500 million to be offered to institutional investors outside the United States in an international private placement and to be listed only on the Luxembourg Stock Exchange.

Funds raised by this bond will be used to reinforce the Group’s financial means and allow it to continue its development. The Group decided to reinforce its financial structure without waiting for the 2006 maturity of its outstanding convertible bond by taking advantage of the historically low long-term interest rate environment.

Technip, after having successfully refinanced its existing bank credit lines last week with a new five-year € 850 million syndicated revolving credit facility, specifies that it has no current plans to increase its capital expenditure program or to make any significant acquisitions.

The bond offering is expected to be placed during the coming weeks and will be underwritten by a syndicate of international investment banks.

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This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) through (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as “relevant persons”). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The Notes may not and will not be offered or sold to the public in France except to qualified investors (investisseurs qualifiés) acting for their own account, all as defined in, and in accordance with, Article L. 411-2 of the Code Monétaire et Financier and Decree no. 98-880 dated October 1, 1998.

Stabilisation / FSA

Cautionary Note on Forward-Looking Statements. Statements in this press release that are not historical fact are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to our planned bond offering, our financial structure and our outstanding debt, our capital expenditure program and potential future acquisitions. Such statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including the level of capital expenditure in the oil and gas industry as well as other industries. For a further description of such risks and uncertainties, see the reports filed by Technip with the United States Securities and Exchange Commission and the French Autorité des marchés financiers. Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, Finland and Angola as well as a world-class fleet of offshore construction vessels.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37 E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69 E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74 E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85 E-mail: daguez@technip.com

Group website	http://www.technip.com

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Technip’s shares trade on the following exchanges: